March 14, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visa Inc. Registration Statement on Form S-1 (File No. 333-147296)

Dear Sir/Madam:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Visa Inc. (the “Company”) hereby requests that the effective time of the above-referenced registration statement be accelerated to 3:00 pm Eastern Daylight Time on March 18, 2008, or as soon thereafter as practicable.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Mark L. Mandel at (212) 819-8546, S. Ward Atterbury at (212) 819-8331 or Colin J. Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Very Truly Yours,

By:	/s/ Joseph W. Saunders
Name:	Joseph W. Saunders
Title:	Chairman and Chief Executive Officer
Visa Inc.